Exhibit 99.1

FAIRMONT HOTELS & RESORTS INC.

NOTICE OF CHANGE IN CORPORATE STRUCTURE

(pursuant to section 4.9 of National Instrument 51-102)

1.	Names of the parties to the transaction:

Fairmont Hotels & Resorts Inc. (“Fairmont”) and 3128012 Nova Scotia Limited (the “Purchaser”).

2.	Description of the transaction:

The Purchaser acquired all of the issued and outstanding common shares of Fairmont by way of a court approved plan of arrangement (the “Arrangement”) pursuant to the Canada Business Corporations Act. The Arrangement was approved by Fairmont’s shareholders at a special meeting held on April 18, 2006 and by the Ontario Superior Court of Justice on April 20, 2006. Pursuant to the Plan of Arrangement, all of the issued and outstanding common shares of Fairmont were transferred by Fairmont’s shareholders to the Purchaser for US$45.00 per share. Further details of the Arrangement are set out in Fairmont’s management information circular dated March 16, 2006.

3.	Effective date of the transaction:

May 11, 2006.

4.	Names of each party, if any that ceased to be a reporting issuer subsequent to the transaction and of each continuing entity:

Fairmont Hotels & Resorts Inc. will cease to be a reporting issuer subsequent to the transaction upon the issuance of relief by applicable securities regulatory authorities.

5.	Date of the reporting issuer’s first financial year-end subsequent to the transaction:

December 31, 2006.

6.

The periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year subsequent to the transaction:

None.

DATED the 16th day of May, 2006.